Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Roundhill ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

154 West 14th Street, 2nd Floor, New York, NY 10011

Telephone Number (including area code):

(646) 661-5441

Name and Address of agent for service of process:

The Corporation Trust Company

1209 Orange Street
Wilmington, New Castle County, Delaware 19801

With copies to:

Richard J. Coyle, Esq.

Chapman and Cutler LLP

320 South Canal Street

Chicago, IL 60606

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes _X_ No ___

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 30th day of June, 2023.

Roundhill ETF Trust

By:	/s/ Timothy Maloney
Timothy Maloney, Sole Trustee